Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Nine Months Ended Sep 30,
	2014	2015	2016	2017	2018	2018	2019
Income before income taxes	$1,818	$1,580	$1,108	$764	$528	$421	$544
Add: Fixed charges	2,066	2,077	2,445	2,975	3,672	2,710	2,716
Total earnings	$3,884	$3,657	$3,553	$3,739	$4,200	$3,131	$3,260
Interest expense	$2,063	$2,074	$2,441	$2,971	$3,668	$2,707	$2,714
Rental expense, net of income	3	3	4	4	4	3	2
Total fixed charges	2,066	2,077	2,445	2,975	3,672	2,710	2,716
Preferred stock dividends	10	-	—	—	—	—	—
Total fixed charges and preferred stock dividends	$2,076	$2,077	$2,445	$2,975	$3,672	$2,710	$2,716
Ratio of earnings to fixed charges(1)	1.88	1.76	1.45	1.26	1.14	1.16	1.20
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.87	1.76	1.45	1.26	1.14	1.16	1.20

(1) For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.